# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Silver Star Properties REIT, Inc., CIK 0001446687
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 601 Sawyer Street, Suite 600, Houston, Texas (TX), 77007
Date of event which requires filing of this statement: 03/21/2025
Filed by CIK 0000831616
Persons authorized to receive notices and communications: Allen R. Hartman, 11211 Katy Freeway, Suite 309, Houston, Texas (TX), 77079, (281) 380-0770

## Reporting persons
- Allen R. Hartman (CIK 0000831616): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,819,489; shared voting power 2,813,732; sole dispositive power 1,819,489; shared dispositive power 2,813,732; aggregate amount beneficially owned 4,633,221 (6.98% of the class)
- Hartman Family Protection Trust (CIK 0002002347): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,813,732; shared voting power 0; sole dispositive power 2,813,732; shared dispositive power 0; aggregate amount beneficially owned 2,813,732 (4.24% of the class)
- Hartman XX Holdings, Inc. (CIK 0002002496): type of reporting person: corporation (CO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 19,000; shared voting power 0; sole dispositive power 19,000; shared dispositive power 0; aggregate amount beneficially owned 19,000 (0.03% of the class)
- Hartman vREIT XXI, Inc. (CIK 0001654948): type of reporting person: corporation (CO); citizenship or place of organization: Maryland (MD); member of a group; source of funds: other (OO); sole voting power 1,198,228; shared voting power 0; sole dispositive power 1,198,228; shared dispositive power 0; aggregate amount beneficially owned 1,198,228 (1.8% of the class)
- Lisa Hartman (CIK 0002002277): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 3,420; shared voting power 2,813,732; sole dispositive power 3,420; shared dispositive power 2,813,732; aggregate amount beneficially owned 2,817,152 (4.24% of the class)
- Charlotte Hartman (CIK 0002002330): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 91,430; shared voting power 0; sole dispositive power 91,430; shared dispositive power 0; aggregate amount beneficially owned 91,430 (0.14% of the class)
- Victoria Hartman Massey (CIK 0002002254): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 91,430; shared voting power 0; sole dispositive power 91,430; shared dispositive power 0; aggregate amount beneficially owned 91,430 (0.14% of the class)
- Margaret Hartman (CIK 0002001980): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 411,359; shared voting power 0; sole dispositive power 411,359; shared dispositive power 0; aggregate amount beneficially owned 411,359 (0.62% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Silver Star Properties REIT, Inc.
Address of issuer's principal executive offices: 601 Sawyer Street, Suite 600, Houston, Texas (TX), 77007
Comment: This Amendment No. 5 on Schedule 13D/A (the "Amendment") amends the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") by the undersigned on October 17, 2023, as previously amended on each of December 22, 2023, December 15, 2023, November 29, 2023 and October 24, 2023 (as amended, the "Schedule 13D") in respect of the common stock, par value $0.001 per share, of Silver Star Properties REIT, Inc. ("Silver Star").

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended to add the following: On March 21, 2025, Allen R. Hartman delivered a letter to the Issuer formally nominating a slate of three highly qualified director candidates, Allen R. Hartman, Brent Longnecker and Benjamin Thomas (collectively, the "Nominees"), for election to the board of directors of the Issuer at the 2025 Annual Meeting of Stockholders of Silver Star Properties REIT, Inc.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) through (c) is amended and restated in its entirety as follows:

The Reporting Persons beneficially own 5,230,860 shares of Common Stock in the aggregate, which represent approximately 7.92% of the outstanding shares of Common Stock, based on the 66,425,433 shares of Common Stock reported as being outstanding in the Issuer's Current Report on Form 8-K filed on November 12, 2024. See rows (11) and (13) of the cover pages to the Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose:
Allen R. Hartman is the Executive Chairman and CEO of Hartman XX Holdings, Inc. ("Holdings") and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by Holdings. Mr. Hartman is the CEO and Chairman of the board of directors of Hartman vREIT XXI, Inc. ("vREIT") and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by vREIT. Mr. Hartman and Lisa Hartman are each co-trustees of the Hartman Family Protection Trust (the "Trust"), and by virtue of such position, each of Mr. and Mrs. Hartman share voting and investment discretion with respect to the shares held by the Trust.

See rows (7) through (10) of the cover pages to the Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of shares of Common Stock.
Transactions in the class effected during the past sixty days: The Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.

## Signatures
- Allen R. Hartman: /s/ Allen R. Hartman, Allen R. Hartman (03/24/2025)
- Hartman Family Protection Trust: /s/ Allen R. Hartman, Allen R. Hartman / Trustee (03/24/2025)
- Hartman XX Holdings, Inc.: /s/ Allen R. Hartman, Allen R. Hartman / Executive Chairman and CEO (03/24/2025)
- Hartman vREIT XXI, Inc.: /s/ Allen R. Hartman, Allen R. Hartman / Executive Chairman and CEO (03/24/2025)
- Lisa Hartman: /s/ Lisa Hartman, Lisa Hartman (03/24/2025)
- Charlotte Hartman: /s/ Charlotte Hartman, Charlotte Hartman (03/24/2025)
- Victoria Hartman Massey: /s/ Victoria Hartman Massey, Victoria Hartman Massey (03/24/2025)
- Margaret Hartman: /s/ Margaret Hartman, Margaret Hartman (03/24/2025)